	CONESVILLE COAL PREPARATION COMPANY
	QUARTERLY REPORT PER REQUIREMENTS
	OF HOLDING COMPANY ACT RELEASE NO. 23463
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000



	CONTENTS

									  Page

Statements of Income                                                         1

Balance Sheets                                                               2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services                                3

Statements of Cost of Operation                                              4

Price Per Ton of Coal Deliveries                                             5

	CONESVILLE COAL PREPARATION COMPANY
	STATEMENTS OF INCOME
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000
	(UNAUDITED)
									     Three
									     Months
					       Month Ended                   Ended
				   April 30,      May 31,      June 30,     June 30,
				     2000          2000          2000         2000
						   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . .   $777         $1,011         $913       $2,701

COST OF OPERATION. . . . . . . . .    762            997          896        2,655

OPERATING INCOME . . . . . . . . .     15             14           17           46

NONOPERATING LOSS. . . . . . . . .     -            -              (2)          (2)

INCOME BEFORE FEDERAL INCOME TAXES     15             14           15           44

FEDERAL INCOME TAXES . . . . . . .      9              8            9           26

NET INCOME . . . . . . . . . . . .   $  6         $    6         $  6       $   18

The common stock of the Company is wholly owned by Columbus Southern Power Company.

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
	CONESVILLE COAL PREPARATION COMPANY
	BALANCE SHEETS
	BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 2000
	(UNAUDITED)
						April 30,      May 31,      June 30,
						  2000          2000          2000
							   (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . .  $2,228        $2,220        $2,199
  Accumulated Amortization. . . . . . . . . . .     891           939           982
	 NET MINING PLANT . . . . . . . . . . .   1,337         1,281         1,217

OTHER PROPERTY AND INVESTMENTS. . . . . . . . .     909           903           897

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . .      13             6             8
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . .       4             3             4
    Affiliated Companies. . . . . . . . . . . .   1,213         1,546         1,006
  Advances to Affiliates. . . . . . . . . . . .    -             -              959
  Materials and Supplies. . . . . . . . . . . .     876           890           913
  Other . . . . . . . . . . . . . . . . . . . .    -                2             1
	 TOTAL CURRENT ASSETS . . . . . . . . .   2,106         2,447         2,891

DEFERRED INCOME TAXES . . . . . . . . . . . . .     765           777           787
REGULATORY ASSETS . . . . . . . . . . . . . . .     309           305           482

	   TOTAL. . . . . . . . . . . . . . . .  $5,426        $5,713        $6,274

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . .  $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . .     400           400           400
  Retained Earnings . . . . . . . . . . . . . .     983           989           995
	 TOTAL SHAREHOLDER'S EQUITY . . . . . .   1,483         1,489         1,495

OTHER NONCURRENT LIABILITIES. . . . . . . . . .   2,053         2,056         2,238

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . .     105            79           135
    Affiliated Companies. . . . . . . . . . . .     334           313           314
  Accrued Rentals . . . . . . . . . . . . . . .     289           594           867
  Other . . . . . . . . . . . . . . . . . . . .     696           666           740
	 TOTAL CURRENT LIABILITIES. . . . . . .   1,424         1,652         2,056

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . .     395           375           355

REGULATORY LIABILITIES & DEFERRED CREDITS . . .      71           141           130

	   TOTAL. . . . . . . . . . . . . . . .  $5,426        $5,713        $6,274

	CONESVILLE COAL PREPARATION COMPANY
	STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
	CUSTOMER BILLINGS FOR COAL WASHING SERVICES
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000


Services Rendered to
Columbus Southern               Raw                  Clean
Power Company's                 Coal                 Coal
Conesville Plant*               Input     Rejects    Output    Unit Price    Amount
  (Month/Year)                  (tons)     (tons)    (tons)     (per ton)     (000)
April 2000. . . . . . . . . .  172,945     24,064    148,881      $5.22      $  777

May 2000. . . . . . . . . . .  234,328     35,030    199,298      $5.07      $1,011

June 2000 . . . . . . . . . .  213,705     32,202    181,503      $5.03      $  913


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.

	CONESVILLE COAL PREPARATION COMPANY
	STATEMENTS OF COST OF OPERATION
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000
									      Three
									      Months
					       April       May      June      Ended
						2000      2000      2000     6/30/00
							  (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . .  $ 72       $ 79      $ 79     $  230
Benefits-UMW* . . . . . . . . . . . . . . . .    72         71        69        212
Office Salaries and Benefits. . . . . . . . .   101         96        92        289
Operating Materials . . . . . . . . . . . . .    40         41        39        120
Maintenance - Materials and Services. . . . .    51         72       131        254
Electricity . . . . . . . . . . . . . . . . .    51         52        52        155
Other Billed Services . . . . . . . . . . . .   102        120        58        280
Rent. . . . . . . . . . . . . . . . . . . . .   329        332       331        992
Amortization of Deferred Gain on
  Sale of Plant . . . . . . . . . . . . . . .   (19)       (20)      (20)       (59)
Depreciation. . . . . . . . . . . . . . . . .    36         36        37        109
Cleaning Cost Normalization** . . . . . . . .  (129)        73       (23)       (79)
Other . . . . . . . . . . . . . . . . . . . .    56         45        51        152

	  Total . . . . . . . . . . . . . . .  $762       $997      $896     $2,655


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year.  The amount of cleaning cost normalization is established  on an  "overall"  company  basis  (i.e.,  not  itemized)  and  is eliminated by year-end.

	COLUMBUS SOUTHERN POWER COMPANY
	PRICE PER TON OF COAL DELIVERIES
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000


							April        May       June
							 2000       2000       2000
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . $30.06 *   $30.75 *   $31.18 *


Notes: (a) Coal cleaned  by  Conesville  Coal  Preparation  Plant  and  delivered to
	   Columbus Southern  Power's Conesville Generating Plant.  These deliveries
	   of  clean  coal  will  normally  consist of  coal cleaned from  beginning
	   inventory as well as current month deliveries.




* Average price per ton.